HAHA Generation Corp.
4F, No. 132, Songshan Road, Xinyi District
Taipei City, 110, Taiwan (Republic of China)

February 9, 2016

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 3561

Attention:                          John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining

Re:                HAHA Generation Corp.
Amendment No. 3 to the Registration Statement on Form S-1
Filed February 3, 2016
File No. 333-207458

Dear Mr. Reynolds:

In connection with the above-referenced amendment to our registration statement on Form S-1, we request the acceleration of the effective date of that registration statement as of February 11, 2016, at 4:00 p.m. Eastern Time.  We acknowledge that:

•	Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, your time, attention, and cooperation regarding this matter are appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

HAHA Generation Corp.
a Nevada corporation

/s/ Hsuan-Hsien Liao
By: Hsuan-Hsien Liao

Its: President